UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Mister Car Wash, Inc.

(Name of the Issuer)

Mister Car Wash, Inc.

Mister Car Wash Holdings, Inc.

MCW Parent, LP

Boson Merger Sub, Inc.

Green Equity Investors VI, L.P.

Green Equity Investors Side VI, L.P.

LGP Associates VI-A LLC

LGP Associates VI-B LLC

GEI Capital VI, LLC

Peridot Coinvest Manager LLC

LGP Management, Inc.

Leonard Green & Partners, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60646V105

(CUSIP Number of Class of Securities)

Mister Car Wash, Inc. Mister Car Wash Holdings, Inc. c/o Mister Car Wash Inc. 222 E. 5th Street Tucson, AZ 85705 (520) 615-4000

MCW Parent, LP

Boson Merger Sub, Inc.

Green Equity Investors VI, L.P.

Green Equity Investors Side VI, L.P.

LGP Associates VI-A LLC

LGP Associates VI-B LLC

GEI Capital VI, LLC

Peridot Coinvest Manager LLC

LGP Management, Inc.

Leonard Green & Partners, L.P.

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

(310) 954-0444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Paul Kukish, Esq. Andrew Elken, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Eric Klinger-Wilensky, Esq. Patricia Vella, Esq. Morris, Nichols, Arsht & Tunnell LLP 1201 North Market Street P.O. Box 1347 Wilmington, DE 19899 (302) 658-9200	Gregory B. Klein, Esq. Michael W. Kaplan, Esq. Simpson Thacher & Bartlett LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, CA 90067 (310) 407-7500

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by: (i) Mister Car Wash, Inc., a Delaware corporation (the “Company”), (ii) Mister Car Wash Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Borrower”), (iii) MCW Parent, LP, a Delaware limited partnership (“Parent”), (iv) Boson Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (v) Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), (vi) Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), (vii) LGP Associates VI-A LLC, a Delaware limited liability company (“Associates VI-A”), (viii) LGP Associates VI-B LLC, a Delaware limited liability company (“Associates VI-B” and, together with GEI VI, GEI Side VI and Associates VI-A, the “Principal Stockholders”), (ix) GEI Capital VI, LLC, a Delaware limited liability company (“Capital VI”), (x) Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”), (xi) LGP Management, Inc., a Delaware corporation (“LGPM”), and (xii) Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP” and, together with Parent, Merger Sub, the Principal Stockholders, Capital VI, Peridot and LGPM, the “LGP Filing Persons”). The Company, Borrower, and the LGP Filing Persons are referred to collectively as the “Filing Persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 17, 2026 (the “Merger Agreement”), by and among the Company, Parent, Merger Sub and, solely for purposes of the Borrower Provisions (as defined in the Merger Agreement), Borrower. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger. The Merger Agreement and the transactions contemplated thereby, including the Merger, are more fully described in the information statement (the “Information Statement”) filed by the Company with the SEC under Regulation 14C of the Exchange Act concurrently with the filing of this Transaction Statement.

At the effective time of the Merger (the “Effective Time”), (i) each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) that is outstanding as of immediately prior to the Effective Time (other than shares of Company Common Stock described in clauses (ii) or (iii) of this sentence) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount per share equal to $7.00, without interest thereon (the “Per Share Price”), (ii) each share of Company Common Stock that is (a) held by the Company as treasury stock or (b) owned by Parent, Merger Sub or any of their direct or indirect subsidiaries as of immediately prior to the Effective Time, including the shares of Company Common Stock held by the Principal Stockholders and the shares contributed to Parent by Company executives who execute a Management Rollover Agreement (as defined below), if any, will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor, and (iii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time and held of record by any stockholder of the Company (or beneficially owned by a “beneficial owner” of shares of Company Common Stock held either in a voting trust or by a nominee on behalf of the beneficial owner) who has not voted in favor of the Merger nor consented thereto in writing and who is entitled to demand and has properly and validly exercised his, her or its statutory rights of appraisal in respect of such share in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”, and such shares, “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price, and will instead be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL. All Dissenting Company Shares held or beneficially owned by stockholders or beneficial owners who fail to perfect or who effectively withdraw, waive or lose their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will be deemed to be converted into, and to become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon.

The board of directors of the Company (the “Company Board”) established a special committee consisting only of directors that the Company Board determined to each be a “disinterested director” (as defined in Section 144 of the DGCL) with respect to the transactions contemplated by the Merger Agreement (the “Special Committee”) to, among other things, review and evaluate the transactions contemplated by the Merger Agreement, negotiate the Merger Agreement and recommend the Merger Agreement for approval by the Company Board or reject any proposals made by LGP or any of its affiliates or affiliated funds and alternatives thereto.

The Special Committee unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, are (a) fair to and in the best interests of the Unaffiliated Company Stockholders (which is defined as the stockholders of the Company, other than the Principal Stockholders and the executive officers of the Company) and (b) substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 of the Exchange Act); and (ii) recommended that the Company Board (a) determine that the terms of the Merger Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company’s stockholders (in their capacity as such), (b) determine that it is in the best interests of the Company’s stockholders (in their capacity as such), and declare it advisable, to enter into the Merger Agreement and the other agreements, certificates, instruments or other documents entered into in connection with the Merger Agreement (the “Transaction Documents”) to which the Company is a party, (c) approve the execution and delivery by the Company of the Merger Agreement and the other Transaction Documents to which the Company is a party, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth in the Merger Agreement, (d) recommend that the Company’s stockholders adopt the Merger Agreement in accordance with the DGCL, upon the terms and subject to the conditions of the Merger Agreement, and (e) direct that the Merger Agreement be submitted to the Company’s stockholders for their adoption upon the terms and subject to the conditions of the Merger Agreement (the recommendations described in clause (ii), the “Special Committee Recommendation”).

The Company Board, acting upon the Special Committee Recommendation at a meeting attended by each member of the Company Board other than the directors affiliated with LGP, by unanimous vote of all directors in attendance, (i) determined that the terms of the Merger Agreement and the Transactions, including the Merger, are (a) fair to and in the best interests of the Company’s stockholders (in their capacity as such) and (b) substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 of the Exchange Act), (ii) determined that it is in the best interests of the Company’s stockholders (in their capacity as such), and declared it advisable, to enter into the Merger Agreement and the other Transaction Documents to which the Company is a party, (iii) approved the execution and delivery by the Company of the Merger Agreement and the other Transaction Documents to which the Company is a party, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein, (iv) recommended that the Company’s stockholders adopt the Merger Agreement in accordance with the DGCL, upon the terms and subject to the conditions of the Merger Agreement, and (v) directed that the Merger Agreement be submitted to the Company’s stockholders for their adoption upon the terms and subject to the conditions of the Merger Agreement.

Immediately prior to the execution and delivery of the Merger Agreement, the Principal Stockholders, all of which are affiliates and/or affiliated funds of LGP and who as of the record date for determining the stockholders of the Company entitled to consent to the adoption of the Merger Agreement collectively held approximately 67% of the then-outstanding Company Common Stock, executed and delivered to the Company a written consent (the “Written Consent”). The Written Consent approved and adopted the Merger Agreement in accordance with the DGCL and became effective immediately following the execution of the Merger Agreement. No further approval of the Company’s stockholders is required to adopt the Merger Agreement or consummate the Merger.

If the Merger is consummated, the Company Common Stock will be delisted from The Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934, as amended.

Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, are required to consummate the Merger prior to April 20, 2026. Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL (which has been received through the Written Consent), (ii) the mailing of the Information Statement to the Company’s stockholders at least twenty (20) calendar days prior to the consummation of the Merger (the “Closing”), (iii) the expiration or termination of any waiting periods (and any extensions thereof) applicable to the consummation of the Merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of any clearance or other affirmative approvals applicable to the Merger under antitrust laws or foreign investment laws under certain specified jurisdictions and the expiration or termination of any mandatory waiting period related thereto; (iv) the absence of any law or order issued by a governmental authority of competent jurisdiction that prohibits, makes illegal or enjoins the consummation of the Merger; (v) the accuracy of the parties’ respective representations and warranties contained in the Merger Agreement, subject to specified materiality qualifications; (vi) the parties’ performance of and compliance with their respective pre-Closing covenants and obligations in the Merger Agreement in all material respects; and (vii) the delivery by each party to the other party of a certificate certifying compliance with the conditions described in clauses (v) and (vi).

Concurrently with the execution and the delivery of the Merger Agreement, Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. (collectively, the “Guarantors”) each provided a limited guarantee in favor of the Company (the “Guaranty”), pursuant to which, subject to the terms and conditions contained therein, each Guarantor has guaranteed, severally and not jointly, the due and punctual payment, performance and discharge of such Guarantor’s applicable percentage of the payment obligations of Parent and Merger Sub with respect to (i) the Parent Termination Fee (as defined in the Merger Agreement), (ii) any filing fees paid to any Governmental Authority by the Company under any Antitrust Law or FDI Law (each as defined in the Merger Agreement) and (iii) certain reimbursement obligations for out-of-pocket costs and expenses of the Company and interest accrued thereon; provided that the Guarantors’ aggregate liability under the Guaranty will not exceed $51,750,000, plus any amounts owed pursuant to the foregoing clauses (ii) and (iii), and, in each case, subject to and in accordance with the terms of the Guaranty and the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, the Principal Stockholders, the Company and Parent entered into a support agreement (the “Support Agreement”) pursuant to which, among other things, each Principal Stockholder has agreed (i) to deliver a duly executed written consent approving and adopting any Specified Superior Proposal (as defined in the Merger Agreement) and (ii) that if a Parent Termination Fee is paid to the Company, then the Company may pay a dividend on each share of Company Common Stock in an aggregate amount (after taking account of the waiver mentioned below) equal to the Parent Termination Fee, and each Principal Stockholder waives its right to receive such dividend.

The Support Agreement includes certain restrictions on the transfer of shares of Company Common Stock prior to the termination of the Support Agreement, as well as covenants regarding voting, waiver of right to appraisal, and public statements. The Support Agreement will terminate upon the earliest of (i) the mutual written agreement of the parties, (ii) the Effective Time, and (iii) the termination of the Merger Agreement in accordance with its terms, with certain obligations surviving the termination of the Support Agreement in certain circumstances, as described in the Support Agreement.

Concurrently with the execution and delivery of the Merger Agreement, the Principal Stockholders entered into a rollover agreement with Parent (the “Principal Stockholder Rollover Agreement”) pursuant to which, among other things, each of the Principal Stockholders will, immediately prior to the consummation of the Merger, contribute to Parent all shares of Company Common Stock held by such Principal Stockholder in exchange for equity interests of Parent.

Parent has had preliminary discussions with certain executives of the Company regarding the opportunity to enter into a rollover agreement (each, a “Management Rollover Agreement”) pursuant to which, among other things, each executive of the Company who executes a Management Rollover Agreement will acquire direct or indirect equity interests of Parent, which may be effected by, among other actions, such executive contributing to Parent, immediately prior to and contingent upon the Closing, a number of shares of Company Common Stock as specified therein in exchange for direct or indirect equity interests of Parent. As of the date hereof, no Management Rollover Agreements have been executed or finalized and, accordingly, the actual terms of the Management Rollover Agreements, if any are executed, may differ from those described in the Information Statement. The Closing is not conditioned upon the execution of any Management Rollover Agreements.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

All information concerning the Company and Borrower contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by such Filing Person.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger—The Company”

•	“The Parties Involved in the Merger—The Company”

•	“Where You Can Find More Information”

(b)	Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Other Important Information Regarding the Company—Market Prices of the Company Common Stock and Dividends”

•	“Other Important Information Regarding the Company—Security Ownership of Company Common Stock”

•	“Where You Can Find More Information”

(c)	Trading Market and Price. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Market Prices of the Company Common Stock and Dividends”

•	“Other Important Information Regarding the Company—Market Prices of the Company Common Stock and Dividends”

•	“Where You Can Find More Information”

(d)	Dividends. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Market Prices of the Company Common Stock and Dividends”

•	“The Merger Agreement—Conduct of Business Pending the Merger”

•	“Other Important Information Regarding the Company—Market Prices of the Company Common Stock and Dividends”

•	“Where You Can Find More Information”

(e)	Prior Public Offerings. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Other Important Information Regarding the Company—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Other Important Information Regarding the Company—Certain Transactions in the Company Common Stock”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“The Parties Involved in the Merger”

•	“Other Important Information Regarding the Company—Identity and Background of the Company and Borrower”

•	“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

•	“Other Important Information Regarding the Company—Director and Executive Officers of Borrower”

•	“Other Important Information Regarding the LGP Filing Persons”

•	“Where You Can Find More Information”

(b)	Business and Background of Entities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“The Parties Involved in the Merger”

•	“Other Important Information Regarding the Company”

•	“Other Important Information Regarding the LGP Filing Persons”

•	“Where You Can Find More Information”

(c)	Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

•	“Other Important Information Regarding the Company—Director and Executive Officers of Borrower”

•	“Other Important Information Regarding the LGP Filing Persons”

•	“Where You Can Find More Information”

ITEM 4.	TERMS OF THE TRANSACTION

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors”

•	“The Merger Agreement”

•	“The Support Agreement”

•	“The Rollover Agreements”

•	“Annex A—Merger Agreement”

•	“Annex D—Support Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

(c)	Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Effects of the Merger for the LGP Filing Persons”

•	“Special Factors—Benefits of the Merger for the Unaffiliated Company Stockholders”

•	“Special Factors—Detriments of the Merger to the Unaffiliated Company Stockholders”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“The Merger Agreement—Merger Consideration”

•	“The Merger Agreement—Treatment of Company Equity Awards”

•	“The Merger Agreement—Exchange and Payment Procedures”

•	“The Merger Agreement—Employee Matters”

•	“The Merger Agreement—Indemnification and Insurance”

•	“The Support Agreement”

•	“The Rollover Agreements”

•	“The Guaranty”

•	“Annex A—Merger Agreement”

•	“Annex D—Support Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

Guaranty, dated February 17, 2026, by Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. in favor of Mister Car Wash, Inc., attached hereto as Exhibit (b)(2), is incorporated herein by reference

(d)	Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights”

•	“Questions and Answers About the Merger”

•	“The Merger Agreement—Dissenting Shares”

•	“Appraisal Rights”

Section 262 of the Delaware General Corporation Law, attached hereto as Exhibit (f), is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Benefits of the Merger for the Unaffiliated Company Stockholders”

•	“Special Factors—Detriments of the Merger to the Unaffiliated Company Stockholders”

•	“Provisions for Unaffiliated Stockholders”

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“The Merger Agreement”

•	“The Support Agreement”

•	“The Rollover Agreements”

•	“The Guaranty”

•	“Other Important Information Regarding the Company—Certain Transactions in the Company Common Stock”

•	“Other Important Information Regarding the LGP Filing Persons—Past Contacts, Transactions, Negotiations and Agreements with the Company”

•	“Where You Can Find More Information”

•	“Annex A—Merger Agreement”

•	“Annex D—Support Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—The LGP Filing Persons’ Purposes and Reasons for the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“The Merger Agreement”

•	“The Support Agreement”

•	“The Rollover Agreements”

•	“Other Important Information Regarding the Company—Past Contacts, Transactions, Negotiations and Agreements”

•	“Other Important Information Regarding the LGP Filing Persons—Past Contacts, Transactions, Negotiations and Agreements with the Company”

•	“Annex A—Merger Agreement”

•	“Annex D—Support Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

Guaranty, dated February 17, 2026, by Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. in favor of Mister Car Wash, Inc., attached hereto as Exhibit (b)(2), is incorporated herein by reference

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“Special Factors—Delisting and Deregistration of the Company Common Stock”

•	“The Merger Agreement”

•	“The Support Agreement”

•	“The Rollover Agreements”

•	“Other Important Information Regarding the Company—Prior Public Offerings”

•	“Other Important Information Regarding the Company—Certain Transactions in the Company Common Stock”

•	“Other Important Information Regarding the Company—Past Contacts, Transactions, Negotiations and Agreements—Stockholders Agreement”

•	“Other Important Information Regarding the LGP Filing Persons—Past Contacts, Transactions, Negotiations and Agreements with the Company”

•	“Annex A—Merger Agreement”

•	“Annex D—Support Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Effects of the Merger for the LGP Filing Persons”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—The LGP Filing Persons’ Purposes and Reasons for the Merger”

•	“Special Factors—Delisting and Deregistration of the Company Common Stock”

•	“The Merger Agreement—Effect of the Merger”

•	“The Merger Agreement—Merger Consideration”

•	“The Merger Agreement—Treatment of Company Equity Awards”

•	“The Merger Agreement—Exchange and Payment Procedures”

•	“The Support Agreement”

•	“The Rollover Agreements”

•	“Other Important Information Regarding the Company—Market Prices of the Company Common Stock and Dividends”

•	“Where You Can Find More Information”

•	“Annex A—Merger Agreement”

•	“Annex D—Support Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

(c)(1)-(8)	Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Effects of the Merger for the LGP Filing Persons”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—The LGP Filing Persons’ Purposes and Reasons for the Merger”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Delisting and Deregistration of the Company Common Stock”

•	“The Merger Agreement”

•	“The Support Agreement”

•	“The Rollover Agreements”

•	“Other Important Information Regarding the Company—Market Prices of the Company Common Stock and Dividends”

•	“Annex A—Merger Agreement”

•	“Annex D—Support Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)	Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Benefits of the Merger for the Unaffiliated Company Stockholders”

•	“Special Factors—Detriments of the Merger to the Unaffiliated Company Stockholders”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—The LGP Filing Persons’ Purposes and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Effects on the Company if the Merger is Not Completed”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—The LGP Filing Persons’ Purposes and Reasons for the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—Centerview”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—BofA Securities”

•	“Annex B—Opinion of Centerview Partners”

•	“Annex C—Opinion of BofA Securities”

(c)	Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Effects of the Merger for the LGP Filing Persons”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—The LGP Filing Persons’ Purposes and Reasons for the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—Centerview”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—BofA Securities”

•	“Annex B—Opinion of Centerview Partners”

•	“Annex C—Opinion of BofA Securities”

(d)	Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Effects on the Company if the Merger is Not Completed”

•	“Special Factors—Effects of the Merger for the LGP Filing Persons”

•	“Special Factors—Benefits of the Merger for the Unaffiliated Company Stockholders”

•	“Special Factors—Detriments of the Merger to the Unaffiliated Company Stockholders”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Expenses Incurred or Expected to be Incurred in Connection with the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

•	“Special Factors—Delisting and Deregistration of the Company Common Stock”

•	“The Merger Agreement—Effect of the Merger”

•	“The Merger Agreement—Merger Consideration”

•	“The Merger Agreement—Treatment of Company Equity Awards”

•	“The Merger Agreement—Employee Matters”

•	“The Merger Agreement—Indemnification and Insurance”

•	“The Support Agreement”

•	“The Rollover Agreements”

•	“Appraisal Rights”

•	“Other Important Information Regarding the Company—Book Value Per Share”

•	“Annex A—Merger Agreement”

•	“Annex D—Support Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

Section 262 of the Delaware General Corporation Law, attached hereto as Exhibit (f), is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—The LGP Filing Persons’ Purposes and Reasons for the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—Centerview”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—BofA Securities”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“Annex B—Opinion of Centerview Partners”

•	“Annex C—Opinion of BofA Securities”

(c)	Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Required Stockholder Approval for the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

•	“The Merger Agreement—Conditions to the Closing of the Merger”

•	“Annex A—Merger Agreement”

(d)	Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—Centerview”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—BofA Securities”

•	“Annex B—Opinion of Centerview Partners”

•	“Annex C—Opinion of BofA Securities”

(e)	Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

(f)	Other Offers. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—The LGP Filing Persons’ Purposes and Reasons for the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

•	“The Merger Agreement”

•	“Other Important Information Regarding the Company—Past Contacts, Transactions, Negotiations and Agreements”

•	“Annex A—Merger Agreement”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Position of the LGP Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—Centerview”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—BofA Securities”

•	“Special Factors—Certain Unaudited Financial Projections”

•	“Annex B—Opinion of Centerview Partners”

•	“Annex C—Opinion of BofA Securities”

The discussion materials prepared by Centerview Partners LLC and BofA Securities, Inc. for the Special Committee, attached hereto as Exhibits (c)(3) through (c)(7), are incorporated herein by reference.

(c)	Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Where You Can Find More Information”

•

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or his, her or its representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)-(b)	Source of Funds; Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“The Rollover Agreements”

•	“The Guaranty”

•	“Annex A—Merger Agreement”

•	“Annex E—Principal Stockholder Rollover Agreement”

Second Amended and Restated Commitment Letter, dated March 13, 2026, by and between Jefferies Finance LLC; Deutsche Bank Securities Inc.; Deutsche Bank AG New York Branch; U.S. Bank National Association; Truist Securities, Inc.; Natixis, New York Branch; Fifth Third Bank, National Association; Bank of Montreal; BMO Capital Markets Corp.; Citizens Bank, N.A.; Banco Santander, S.A., New York Branch; and MCW Parent, LP, attached hereto as Exhibit (b)(1), is incorporated herein by reference

Guaranty, dated February 17, 2026, by Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. in favor of Mister Car Wash, Inc., attached hereto as Exhibit (b)(2), is incorporated herein by reference

(c)	Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Expenses Incurred or Expected to be Incurred in Connection with the Merger”

•	“The Merger Agreement—Company Termination Fee”

•	“The Merger Agreement—Parent Termination Fee”

•	“The Merger Agreement—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

Second Amended and Restated Commitment Letter, dated March 13, 2026, by and between Jefferies Finance LLC; Deutsche Bank Securities Inc.; Deutsche Bank AG New York Branch; U.S. Bank National Association; Truist Securities, Inc.; Natixis, New York Branch; Fifth Third Bank, National Association; Bank of Montreal; BMO Capital Markets Corp.; Citizens Bank, N.A.; Banco Santander, S.A., New York Branch; and MCW Parent, LP, attached hereto as Exhibit (b)(1), is incorporated herein by reference

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“Other Important Information Regarding the Company—Security Ownership of Company Common Stock”

•	“Other Important Information Regarding the Company—Certain Transactions in the Company Common Stock”

•	“Other Important Information Regarding the LGP Filing Persons”

(b)	Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“The Rollover Agreements”

•	“Other Important Information Regarding the Company—Certain Transactions in the Company Common Stock”

•	“Annex E—Principal Stockholder Rollover Agreement”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e)	Recommendations of Others. Not applicable.

ITEM 13.	FINANCIAL STATEMENTS

(a)

Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2025 and 2024 are incorporated herein by reference to the Company’s Form 10-K for the year ended December 31, 2025, originally filed on February 27, 2026 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 36).

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Other Important Information Regarding the Company—Selected Historical Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations. Not applicable.

(b)	Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Effects of the Merger for the LGP Filing Persons”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the Special Committee; the Reasons for the Merger and the Position of the Special Committee as to the Fairness of the Merger”

•	“Special Factors—Recommendation of the Company Board; the Reasons for the Merger and the Position of the Company as to the Fairness of the Merger”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—Centerview”

•	“Special Factors—Opinion of Financial Advisor to the Special Committee—BofA Securities”

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•	“Special Factors—Expenses Incurred or Expected to be Incurred in Connection with the Merger”

•	“Annex B—Opinion of Centerview Partners”

•	“Annex C—Opinion of BofA Securities”

The discussion materials prepared by Centerview Partners LLC and BofA Securities, Inc. for the Special Committee, attached hereto as Exhibits (c)(3) through (c)(7), are incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

(b)	Golden Parachute Disclosure. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of the Company, filed on April 3, 2026.

(b)(1)*

Second Amended and Restated Commitment Letter, dated March  13, 2026, by and between Jefferies Finance LLC; Deutsche Bank Securities Inc.; Deutsche Bank AG New York Branch; U.S. Bank National Association; Truist Securities, Inc.; Natixis, New York Branch; Fifth Third Bank, National Association; Bank of Montreal; BMO Capital Markets Corp.; Citizens Bank, N.A.; Banco Santander, S.A., New York Branch; and MCW Parent, LP

(b)(2)*	Guaranty, dated February 17, 2026, by Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. in favor of Mister Car Wash, Inc.

(c)(1)	Opinion of Centerview Partners LLC, dated February 17, 2026, incorporated herein by reference to Annex B to the Information Statement.

(c)(2)	Opinion of BofA Securities, Inc., dated February 17, 2026, incorporated herein by reference to Annex C to the Information Statement.

(c)(3)†*	Fairness Opinion Presentation Materials prepared by Centerview Partners LLC, dated February 17, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(c)(4)*	Discussion materials prepared by Centerview Partners LLC, dated January 16, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(c)(5)*	Discussion materials prepared by Centerview Partners LLC and BofA Securities, Inc., dated January 9, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(c)(6)*	Discussion materials prepared by BofA Securities, Inc., dated February 17, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(c)(7)*	Discussion materials prepared by BofA Securities, Inc., dated January 16, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(d)(1)

Agreement and Plan of Merger, dated February 17, 2026, by and among Mister Car Wash, Inc., MCW Parent, LP, Boson Merger Sub, Inc., and Mister Car Wash Holdings, Inc., incorporated herein by reference to Annex A to the Information Statement.

(d)(2)

Support Agreement, dated February 17, 2026, by and among Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Associates VI-A LLC, and LGP Associates VI-B LLC, Mister Car Wash, Inc., and MCW Parent, LP, incorporated herein by reference to Annex D to the Information Statement.

(d)(3)

Principal Stockholder Rollover Agreement, dated February 17, 2026, by and among MCW Parent, LP, Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Associates VI-A LLC, and LGP Associates VI-B LLC, incorporated herein by reference to Annex E to the Information Statement.

(d)(4)

Amended and Restated Shareholders Agreement, dated June 29, 2021, among the Company and certain of its shareholders, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 2, 2021.

(f)*	Section 262 of the Delaware General Corporation Law

(g)	Not applicable.

107*	Filing Fee Table

†	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
*	To be filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2026

MISTER CAR WASH, INC.

By:	/s/ John Lai
Name: John Lai
Title: President and Chief Executive Officer

MISTER CAR WASH HOLDINGS, INC.

By:	/s/ John Lai
Name: John Lai
Title: President

MCW PARENT, LP

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: President

BOSON MERGER SUB, INC.

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: President

GREEN EQUITY INVESTORS VI, L.P. By: GEI Capital VI, LLC, its General Partner

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

GREEN EQUITY INVESTORS SIDE VI, L.P. By: GEI Capital VI, LLC, its General Partner

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

LGP ASSOCIATES VI-A LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

LGP ASSOCIATES VI-B LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

GEI CAPITAL VI, LLC

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

PERIDOT COINVEST MANAGER LLC

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

LGP MANAGEMENT, INC.

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

LEONARD GREEN & PARTNERS, L.P. By: LGP Management, Inc. its General Partner

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President